FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.

West Wing, Building C, Tianyin Mansion

No. 2C Fuxingmennan Street

Xicheng District

Beijing, 100031 PRC

This Form 6-K consists of:

The press release regarding the first quarterly report of 2007 and the unaudited financial information attached thereto of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant in English on April 24, 2007.

To: Business Editor

[For Immediate Release]

HUANENG POWER INTERNATIONAL, INC.

Announces Results for the First Quarter of 2007

Net profit attributable to shareholders of the Company amounted to RMB1.205 billion,

an increase of 5.73%

(Beijing, China, April 24, 2007) Huaneng Power International, Inc. (the “Company”) [NYSE: HNP; HKEx: 902; SSE: 600011] today announced its unaudited results for the three months ended March 31, 2007.

Under the PRC Accounting Standards, for the first quarter of 2007, the Company realized consolidated operating revenues of RMB11.183 billion, representing an increase of 10.32% over the same period last year. Net profit attributable to shareholders of the Company amounted to RMB1.205 billion, representing an increase of 5.73% over the same period last year. The Company’s total power generation on a consolidated basis amounted to 38.867 billion kWh, an increase of 7.61% over the same period last year.

Effective from the first quarter of 2007, the statutory financial statements of the Company are compiled in accordance with the “Accounting Standards for Enterprises” issued by the PRC Ministry of Finance in 2006. According to the stipulations under “Question and Answer No.7 Regarding the Rules on Information Disclosure for Companies That Publicly Offer Securities – Compilation and Disclosure of Comparative Financial and Accounting Information During the Transition Period between the New and Old Accounting Standards” [Chinese hieroglyphics omitted] adjustments were made on the profit and loss statement for the same period last year and the comparative balance sheet as at the end of last year as well as stating the adjusted profit and loss statement as the comparative profit and loss statement of the reporting period. In addition, after 4 January 2007, the shareholding of the Company in Huaneng Sichuan Hydropower Company Limited (“Sichuan Hydropower”) decreased from 60% to 49% and the scope of consolidation for the financial statements for the first quarter of 2007 did not include Sichuan Hydropower anymore.

.../2

HUANENG POWER INTERNATIONAL, INC.

Announces Results for the First Quarter of 2007.../P.2

During the first quarter of 2007, the power generation, revenues, net profit attributable to shareholders of the Company and earnings per share of the Company and its subsidiaries increased to various extents when compared with the first quarter of 2006. Regarding power output, owing to a continued growth in social power demand, the new generating units of the Company have obtained a share in the market and the power output of the Company and its subsidiaries increased by 7.47% when compared with the same period of last year (excluding Sichuan Hydropwoer). However, the Company’s power generation growth was below the national average. The unit fuel cost for power output of the Company increased by 9.22% compared with the same period last year. The Company faced relatively substantial operating pressure in terms of power output and fuel cost control.

Huaneng Power International, Inc. develops, constructs, operates and manages large-scale power plants in China nationwide, with a total generation capacity of 28,187MW on an equity basis and a total controlling generation capacity of 32,224MW. The Company wholly owns seventeen operating power plants, and has controlling interests in twelve operating power companies and minority interests in five operating power companies. Currently, it is the largest listed power producer in China.

Encl:

The unaudited summary financial information of the Company for the three months ended March 31, 2007. The summary financial information is published under the listing regulations of the China Securities Regulatory Commission. The summary financial information was prepared in accordance “Accounting Standards for Business Enterprises” of the People’s Republic of China (“PRC GAAP”), which differs from the International Financial Reporting Standards (“IFRS”) and the accounting principles generally accepted in the United States of America (“US GAAP”). No reconciliation with IFRS or US GAAP has been made in the presentation of the summary financial information.

~ End ~

For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin	Ms. Sally Wong / Ms. Christy Lai
Huaneng Power International, Inc.	Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866	Tel: (852) 2520 2201
Fax: (8610) 6649 1860	Fax: (852) 2520 2241

Email: ir@hpi.com.cn

HUANENG POWER INTERNATIONAL, INC.

UNAUDITED BALANCE SHEETS (PRC GAAP)

AS AT 31ST MARCH, 2007

Amounts: In Rmb Yuan

	31st March 2007	31st December 2006	31st March 2007	31st December 2006
ASSETS	Consolidated	Consolidated	The Company	The Company
CURRENT ASSETS
Cash	3,281,473,736	3,411,054,724	1,969,715,712	1,623,357,667
Financial assets at fair value through profit and loss	212,739,874	100,179,545	212,739,874	100,179,545
Notes receivable	1,273,021,192	1,133,980,632	327,889,279	358,225,876
Accounts receivable	5,516,306,352	6,181,701,887	3,142,179,190	3,757,011,387
Advance to suppliers	3,661,405,542	3,957,213,746	2,770,728,937	2,913,893,470
Interest receivable	2,169,134	1,552,634	2,169,134	1,552,634
Dividend receivable	-	12,844	-	-
Other receivables	240,197,495	206,037,788	162,854,047	226,431,421
Inventories	2,589,816,287	2,133,534,601	1,612,044,557	1,246,903,789
Current portion of non-current assets	-	-	-	-
Other current assets	14,390,569	2,200,338	6,797,778	137,319
Total current assets	16,791,520,181	17,127,468,739	10,207,118,508	10,227,693,108

NON-CURRENT ASSETS
Available-for-sale financial assets	1,947,002,400	1,458,758,700	1,947,002,400	1,458,758,700
Held-to-maturity investment	-	-	-	-
Long-term receivables	-	-	-	-
Long-term equity investments	6,511,049,008	5,177,040,904	14,969,108,515	14,680,259,555
Investment properties	-	-	-	-
Fixed assets	66,857,305,321	75,096,255,786	34,583,788,636	35,644,252,152
Construction-in-progress	7,095,192,604	8,271,679,768	6,426,484,095	4,747,432,486
Construction materials	867,159,573	531,086,222	744,916,532	350,736,780
Fixed asset disposals	516,670	-	(23,119)	-
Production-related biological assets	-	-	-	-
Oil-gas properties	-	-	-	-
Intangible assets	1,912,049,790	1,848,960,731	1,265,971,355	1,271,731,865
Research and development	-	-	-	-
Goodwill	140,442,016	144,341,787	1,528,308	1,528,308
Long-term deferred expenses	21,845,556	43,958,341	2,461,902	2,969,283
Deferred income tax assets	121,743,381	173,464,942	63,419,521	58,267,494
Other non-current assets	-	68,943,706	-	-
Total non-current assets	85,474,306,319	92,814,490,887	60,004,658,145	58,215,936,623
TOTAL ASSETS	102,265,826,500	109,941,959,626	70,211,776,653	68,443,629,731

HUANENG POWER INTERNATIONAL, INC.

UNAUDITED BALANCE SHEETS (PRC GAAP) (CONTINUED)

AS AT 31ST March, 2007
Amounts: In Rmb Yuan

	31st March 2007	31st December 2006	31st March 2007	31st December 2006
LIABILITIES AND SHAREHOLDERS’ EQUITY	Consolidated	Consolidated	The Company	The Company
CURRENT LIABILITIES
Short-term loans	8,308,506,814	8,161,909,781	3,473,000,000	3,422,750,000
Held-for-trading financial liability	-	-	-	-
Notes payable	419,416,400	751,507,699	416,176,400	542,494,600
Accounts payable	1,741,042,781	1,276,992,234	1,140,864,358	765,329,899
Advance from customers	-	-	-	-
Salary and welfare payables	401,487,181	584,043,125	283,782,209	372,238,817
Taxes payables	683,445,189	1,191,782,771	323,713,216	666,037,521
Interest payable	189,613,828	195,642,558	136,466,456	119,863,967
Dividends payable	-	-	-	-
Other payables	3,945,189,416	4,912,104,399	2,200,509,036	2,078,292,827
Current portion of non-current liabilities	2,849,183,156	3,331,954,866	1,059,718,583	1,085,447,233
Provisions	4,416,483	4,416,483	-	-
Other current liabilities	5,342,269,187	5,233,590,021	5,257,470,336	5,177,272,291
Total current liabilities	23,884,570,435	25,643,943,937	14,291,700,594	14,229,727,155

NON-CURRENT LIABILITIES
Long-term loans	29,083,297,869	35,098,618,749	11,346,038,509	11,182,454,295
Long-term bonds	-	-	-	-
Long-term payables	-	-	-	-
Specific payable	216,254,292	203,480,035	169,374,292	157,600,035
Deferred income tax liabilities	433,618,914	378,585,382	429,983,518	347,024,298
Other non-current liabilities	-	37,847,158	-	-
Total non-current liabilities	29,733,171,075	35,718,531,324	11,945,396,319	11,687,078,628
TOTAL LIABILITIES	53,617,741,510	61,362,475,261	26,237,096,913	25,916,805,783

SHAREHOLDERS’ EQUITY
Share capital	12,055,383,440	12,055,383,440	12,055,383,440	12,055,383,440
Capital surplus	10,436,102,918	9,929,681,615	10,435,502,918	9,929,681,615
Less: Treasury stock	-	-	-	-
Surplus reserves	5,470,468,342	5,470,468,342	5,470,468,342	5,470,468,342
Undistributed profits	16,229,324,087	15,024,443,205	16,013,325,040	15,071,290,551
Minority interests	4,456,806,203	6,099,507,763	-	-
Total shareholders’ equity	48,648,084,990	48,579,484,365	43,974,679,740	42,526,823,948
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	102,265,826,500	109,941,959,626	70,211,776,653	68,443,629,731

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Li Xiaopeng	Zhou Hui	Huang Lixin

HUANENG POWER INTERNATIONAL, INC.

UNAUDITED PROFIT AND LOSS ACCOUNTS (PRC GAAP)

FOR THE FIRST QUARTER ENDED 31ST MARCH, 2007

Amounts: In Rmb Yuan

		For the first quarter ended 31st March, 2007	For the first quarter ended 31st March, 2006	For the first quarter ended 31st March, 2007	For the first quarter ended 31st March, 2006
		Consolidated	Consolidated	The Company	The Company
1. Revenues from operations		11,183,347,938	10,136,761,657	7,131,046,613	6,499,581,414
Less:	Cost of operations	(8,992,805,016)	(7,805,042,141)	(5,942,337,111)	(5,280,070,179)
	Tax and levies on operations	(35,764,284)	(34,683,597)	(2,967,540)	(1,458,550)
	Selling and distribution expenses	-	-	-	-
	General and administrative expenses	(358,812,486)	(331,205,795)	(265,411,690)	(247,562,408)
	Financial expenses	(423,591,036)	(376,018,251)	(124,608,439)	(118,977,268)
	Loss on assets impairment	112,716	(456,527)	134,414	(392,234)
Add:	Gains on the change of fair value	112,560,330	-	112,560,330	-
	Investment income	132,695,899	111,106,246	132,284,805	111,077,459
	Including: Investment income in associates and jointly controlled entities	132,695,899	111,055,120	132,284,805	111,026,333
2. Operating profit		1,617,744,061	1,700,461,592	1,040,701,382	962,198,234
Add:	Non-operating income	1,803,861	3,628,863	1,576,977	3,405,107
Less:	Non-operating expenses	(1,876,248)	(2,665,595)	(1,635,961)	(1,576,694)
	Including: gain/(loss) on disposal of non- current assets	-	(73,300)	-	(73,300)
3. Profit before taxation and minority interests		1,617,671,674	1,701,424,860	1,040,642,398	964,026,647
Less:	Income tax	(262,752,597)	(305,778,730)	(98,607,909)	(147,325,322)
4. Net profit		1,354,919,077	1,395,646,130	942,034,489	816,701,325
Attributable to:
Equity holders of the Company		1,204,880,882	1,139,532,706	942,034,489	816,701,325
Minority interests		150,038,195	256,113,424	-	-
5. Earnings per share
- Basic		0.10	0.09	0.08	0.07
- Diluted		0.10	0.09	0.08	0.07

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Li Xiaopeng	Zhou Hui	Huang Lixin

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Jian

Name:	Huang Jian
Title:	Company Secretary

Date:	April 26, 2007